Exhibit 99.1

uCloudlink Announces Progress in Patent Dispute

HONG KONG, July 14, 2020 – UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced positive developments in its patent dispute with Simo Holdings Inc. (“Simo”).

In 2018, SIMO sued uCloudlink for infringing its U.S. Patent 9,736,689 (the “’689 Patent”). The U.S. District Court for the Southern District of New York (‘SDNY”) found in favor of SIMO in August 2019. In December 2019, SDNY issued a new order which concluded that uCloudlink’s redesigned devices were no longer infringing and lifted the injunction as to such redesigned devices. Additionally, uCloudlink appealed SDNY’s ruling and requested Ex Parte Reexamination (“EPR”) of the ’689 Patent by the U.S. Patent and Trademark Office (“USPTO”). The USPTO granted the EPR request and, on June 12, 2020, issued an Ex Parte Non Final Action rejecting all claims of the ’689 Patent.

Further, in response to SIMO’s claims of infringement of ‘689 Patent and trade secret misappropriation which were raised in the U.S. District Court for the Eastern District of Texas, uCloudlink filed a motion on July 8, 2020, moving to dismiss these claims, and alternatively to transfer (i) the infringement claim to SDNY and (ii) the trade secret claim to the U.S. District Court for the Northern District of California, which had dismissed this claim with prejudice.

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, all while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit http://ir.ucloudlink.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as uCloudlink’s strategic and operational plans, contain forward-looking statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2972-0918

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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